UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sidney Xuande Huang
Name	:	Sidney Xuande Huang
Title	:	Chief Financial Officer

Date: April 29, 2016

Exhibit Index

Exhibit 4.1—First Supplemental Indenture, dated as of April 29, 2016, between JD.com, Inc. and The Bank of New York Mellon

Exhibit 4.2—Form of 3.125% Notes due 2021 (included as Exhibit A in Exhibit 4.1)

Exhibit 4.3—Form of 3.875% Notes due 2026 (included as Exhibit B in Exhibit 4.1)